Exhibit 99.2

Radiant Systems and NCR Merger

Frequently Asked Equity Questions

General Equity Questions

Q1:	How do I view a summary of my equity grants?

You can view your equity grants via your Etrade account at www.etrade.com. For information regarding your Etrade account, please visit the Stock Options Portal on Sharepoint. You can also call Etrade at 1-800-838-0908 for help activating your account or questions regarding how to use their website.

Q2:	What does it mean that NCR will make a tender offer? And what is the tender process?

NCR will be extending a tender offer to purchase all of the outstanding shares of Radiant common stock for $28.00 per share net to the seller in cash, without interest and less any applicable withholding taxes. This tender offer is expected to begin on or before July 25, 2011. At closing of the offer, if all of the conditions set forth in the offer documents have been satisfied, NCR will purchase at $28.00 all of the shares of Radiant common stock that have been validly tendered and not withdrawn. If you own shares of Radiant common stock, you will receive in the mail or electronically a package of materials containing NCR’s Offer to Purchase, a Schedule 14D-9 solicitation/recommendation statement summarizing Radiant’s recommendation that stockholders tender their shares, and a form of letter of transmittal describing what you must do in order to tender your shares.

Q3:	Will my Radiant stock options, restricted stock, performance-based restricted stock, restricted stock units, performance units, and/or other Radiant shares or equity I own be converted to NCR shares?

No, but please see below for more information.

Q4:	Can I buy or sell shares between now and closing?

Anyone who is not considered an insider can buy or sell shares between now and the closing date, as long as those shares were not tendered during the offer period. Insiders can buy or sell shares during the upcoming trading window, as long as those shares were not tendered during the offer period. The insider trading window is currently scheduled to open Monday, August 1, 2011. More details about the trading window will be available in the following weeks.

Q5:	I own Radiant stock that is held through a broker that is not part of the Radiant equity plans. What happens to those shares?

You have the right to decide whether you would like to tender the shares. You will receive a package of materials containing NCR’s Offer to Purchase, a Schedule 14D-9 solicitation/recommendation statement summarizing Radiant’s recommendation that stockholders tender their shares, a letter from your broker and a form of letter of transmittal to your broker describing what you must do in order to tender your shares.

Q6:	I previously received Radiant shares under a restricted stock award granted under one of Radiant’s equity plans and the shares have vested. I still hold the vested shares in my brokerage account (Etrade or other). What happens to those vested shares? Note: this question does not pertain to stock options or restricted stock units.

You have the right to decide whether you would like to tender those vested Radiant shares that you received under your restricted stock award. You will receive a package of materials containing NCR’s Offer to Purchase, a Schedule 14D-9 solicitation/recommendation statement summarizing Radiant’s recommendation that stockholders tender their shares, and a letter of transmittal or tender offer instruction form describing what you must do in order to tender your vested Radiant shares that are held in your brokerage account.

Q7:	What happens to my Radiant shares if I choose not to tender them?

If you choose not to tender your Radiant shares, they will not be purchased by NCR at the closing of the tender offer. After the consummation of the tender offer, and subject to the satisfaction or waiver of certain conditions set forth in the merger agreement, a subsidiary of NCR will merge into Radiant. Upon completion of the merger, your Radiant shares will be converted into the right to receive $28.00. There can be no assurance as to how quickly after the closing of the tender offer the merger will be completed.

Q8:	What terminology will describe this event sufficiently to my tax advisor for him/her to provide proper guidance on my alternatives and potential decisions? Is saying that this will be a tender offer at $28.00/share sufficient? Are there other details or terminology that my tax advisor will need to know in advance and/or after the tender?

That terminology is a good start. Nonetheless, we encourage you to share with your tax advisor the entire package of materials that you will receive if you are a Radiant stockholder so that your advisor will be fully informed and may assist you in evaluating your alternatives. Once filed, NCR’s Offer to Purchase and related tender offer documents, as well as our Schedule 14D-9 solicitation/recommendation statement summarizing Radiant’s recommendation that stockholders tender their shares, will also be available on the SEC’s website at www.sec.gov.

Q9:	Are there any choices, alternatives, or possibilities to do something before (or after) the tender offer and/or the merger to affect the tax rate that is applied to my stock transaction?

Unfortunately, we cannot give tax advice. We encourage you to share with your tax advisor NCR’s Offer to Purchase and related tender offer documents, as well as our Schedule 14D-9 solicitation/recommendation statement summarizing Radiant’s recommendation that stockholders tender their shares, so that your advisor will be fully informed and may assist you in evaluating your alternatives. These materials will be sent to you if you are currently a

Radiant stockholder. You also may access these materials on the SEC’s website at www.sec.gov once they have been filed.

Stock Options

Q10:	If I have stock options with a strike price per share of less than $28.00, what do I need to do to receive a payment in the transaction?

All in-the-money stock options will be converted into the right to receive cash at the closing of the tender offer. If you currently hold a stock option (whether vested or unvested) with a strike price per share of less than $28.00, as long as your stock options are not otherwise terminated due to your leaving Radiant you will be entitled to receive a cash payment for each option that you hold as of the closing of the tender offer in an amount that is equal to the difference between $28.00 and the strike price of the option, less any required withholding taxes.

This payment will be made as soon as feasible (generally within five business days) following the closing as a lump sum payment directly to you. No action by you is required at this time with respect to such stock options.

Q11:	I want to exercise some vested stock options. How do I do this?

All stock option exercises must be handled via your Etrade account. For information regarding your Etrade account, including a step-by-step guide to exercising stock options, please visit www.etrade.com and view the Employee Stock Plan section. You can also call Etrade at 1-800-838-0908 for help activating your account or for questions regarding how to use their website. Insiders will be able to exercise stock options during the insider trading window. Please watch for an e-mail announcing this window at the time of our quarterly earnings release.

Q12:	Is there a taxable advantage to exercising my options prior to the deal closing?

Unfortunately, we cannot give tax advice. We encourage you to share with your tax advisor NCR’s Offer to Purchase and related tender offer documents, as well as our Schedule 14D-9 solicitation/recommendation statement summarizing Radiant’s recommendation that stockholders tender their shares, so that your advisor will be fully informed and may assist you in evaluating your alternatives. These materials will be sent to you if you are currently a Radiant stockholder. You also may access these materials on the SEC’s website at www.sec.gov once they have been filed.

Q13:	I want to complete a cash exercise of some stock options. Who should the check be made payable to and who do I give it to?

The check should be made payable to Radiant Systems, Inc. and delivered to Tiffany Podhorez. Or, if you have sufficient funds in your Etrade account, you can contact Etrade to complete a cash exercise.

Restricted Stock Awards (“RSAs”) and Phantom Stock (Austria only)

Q14:	Some or all of my Restricted Stock will probably vest before the tender offer closes. What does this mean for me? Does it still vest? Is vesting put on hold until the tender offer closes? If my Restricted Stock vests, what alternatives do I have?

Any vesting of your Restricted Stock that is scheduled to occur before the closing of the tender offer will continue to occur on schedule subject to the terms of your award. Any shares that are issued to you under these awards before the closing of the tender offer will be eligible to be tendered. All of your remaining unvested Restricted Stock that is outstanding as of the tender offer closing date will be converted into the right to receive $28.00 with respect to each such Restricted Share, less any required withholding taxes.

Q15:	I have unvested shares under a Restricted Stock Award. Will I lose these?

No, as long as your unvested shares under your RSA are not otherwise forfeited due to your leaving Radiant before the closing of the tender offer. All RSAs, including performance based RSAs, that are outstanding as of the closing of the tender offer will be converted at the closing of the tender offer to receive $28.00 with respect to each such liquidated unvested Restricted Share, less any required withholding taxes.

Q16:	If I have Phantom Stock (Austria only), what do I need to do to receive a payment in the transaction?

All Phantom Stock will be converted at the closing of the tender offer into the right to receive $28.00 with respect to such Phantom stock unit, less any required withholding taxes. If you have Phantom Stock, as long as your Awards are not otherwise forfeited due to your leaving Radiant you will be entitled to receive $28.00 with respect to each phantom stock unit you hold as of the closing of the tender offer, less any required withholding taxes.

This payment will be made as soon as feasible following the closing of the tender offer (generally within five business days) as a lump sum payment directly to you. No action by you is required at this time with respect to such Phantom Stock.

Performance-Based Restricted Stock Awards

Q17:	I have performance-based restricted stock awards which provide that upon attainment of the maximum performance goal, I am entitled to additional shares in an amount equal to 25% of the original grant. What happens to this right?

Upon close, the right to receive the additional 25% of the original performance based restricted stock award will be converted into the potential right to receive a cash payment. Contingent upon your continued employment by Radiant for one year following the closing, you will be entitled to receive the additional 25% of the original performance-based restricted stock award on the first anniversary of the closing of the tender offer, or earlier if your employment is terminated by Radiant without cause.

Employee Stock Purchase Plan (“ESPP”)

Q18:	Is the ESPP still in effect? Will it be in effect after the closing of the merger?

The ESPP will continue in effect until the closing of the tender offer. However, as of July 11, 2011, no new participants are permitted to join the current ESPP purchase period in progress and no participant is permitted to increase his or her elections for the current purchase period. However, you can withdraw from the plan at any time as stated in our policy,

Q19:	What happens to the money that I contributed to the ESPP during the purchase period that started at the beginning of this quarter?

Funds contributed to the ESPP between the beginning of the quarter, and the end of the purchase period will be used to purchase Radiant shares at 95% (i.e., 5% discount) of the closing price of Radiant stock at the end of the purchase period. Any remaining unused contributions will be distributed to you as soon feasible after the end of the purchase period.

Q20:	If I am a participant in the ESPP, what do I need to do to receive a payment in the transaction in exchange for my ESPP shares?

If you are a participant in the ESPP or otherwise have Radiant shares held in an ESPP account with Etrade (the third party administrator of the ESPP), you have the right to decide whether you would like to tender the shares allocated to your ESPP account. If you are a participant in the ESPP or otherwise have Radiant shares held in an ESPP account with another broker, you will receive a package of materials containing NCR’s Offer to Purchase, a Schedule 14D-9 solicitation/recommendation statement summarizing Radiant’s recommendation that stockholders tender their shares, and a letter of transmittal or tender offer instruction form describing what you must do in order to tender your ESPP shares.

Q21:	I have paper shares that were mailed to my home from past ESPP periods. What do I do with these?

If you hold certificates for shares of Radiant common stock, you will receive a package of materials containing NCR’s Offer to Purchase, a Schedule 14D-9 solicitation/recommendation statement summarizing Radiant’s recommendation that stockholders tender their shares, and a form of letter of transmittal describing what you must do in order to tender your shares.

Important Information about the Tender Offer

The Offer described herein has not yet commenced, and the information attached is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the Offer is commenced, NCR will cause Ranger Acquisition Corporation to file a tender offer statement on Schedule TO with the SEC. Investors and Radiant shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Radiant with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement will be made available free of charge to all shareholders of Radiant Systems, Inc. at www.radiantsystems.com or by contacting Radiant Systems, Inc. at 3925 Brookside Parkway, Alpharetta, Georgia 30022, Attn: Investor Relations Director, (770) 576-6000.

Statement on Cautionary Factors

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Radiant shareholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, business partners or governmental entities; as well as risks detailed from time to time in Radiant’s public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, subsequent quarterly filings on Form 10-Q and the solicitation/recommendation statement to be filed in connection with the tender offer. The information contained herein is as of July 19, 2011. Radiant disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the filing of this information or otherwise, except as expressly required by law. Copies of Radiant’s public disclosure filings are available from its investor relations department.